PENGROWTH ENERGY CORPORATION
2100, 222 Third Avenue S.W., Calgary, Alberta T2P 084
Tel 403-233-0224 • Fax 403-265-6251 • Toll Free 1-800-223-4122 • website: www.pengrowth.com

Christopher G. Webster
Direct: (403) 213-8694
E-Mail: chris.webster@pengrowth.com

VIA EDGAR

August 8, 2014

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:       Pengrowth Energy Corporation
Form 40-F for Fiscal Year ended December 31, 2013
Filed March 3, 2014
File No. 001-31253

Dear Mr. Schwall:

Thank you for your comment letter dated August 5, 2014. We acknowledge receipt of your letter and confirm that our future Supplemental Disclosure with Respect to Oil and Gas Producing Activities required under United States Generally Accepted Accounting Principles will be amended so as to fully reflect your comments. Specifically, we respectfully request that compliance with your comment letter not require that we file an amendment to our annual report on Form 40-F for our fiscal year ended December 31, 2013 and propose to file our annual report on Form 40-F for our fiscal year ended December 31, 2014 and Form 40-Fs for future years, as applicable, with supplemented disclosure reflecting changes to address your comments.

To illustrate how we intend to respond to your comments, we have applied your comments to our December 31, 2013 filed material and have included the changes in the body of this letter. In responding to your comments more specifically, we have adopted your numbering system and retyped your comments below in bold with our response below each in normal text.

1.
Please revise the tabular disclosure of your net proved developed and undeveloped reserves after royalties to present the net quantities of your crude oil, natural gas liquids (“NGLs”) and bitumen reserves as separate amounts. Refer to the presentation requirements for reserve quantity information under FASB ASC paragraph 932-235-50-4.

The table found on the fourth page of our December 31, 2013 disclosure will be revised in future years so as to add additional columns for crude oil, bitumen and NGLs. As noted above, were these changes applied to our December 31, 2013 table, it would appear as follows for your information:

Net Proved Developed and Undeveloped Reserves After Royalties	Crude Oil		Bitumen		NGLs		Natural Gas
	MMbbls		MMbbls		MMbbls		Bcf

End of year 2011	85.4		4.2		16.0		501.4
Revisions of previous estimates (including infill drilling & improved recovery)	3.1		0.2		(0.7)		(69.8)	a
Purchase of reserves in place	25.2	b	—		5.5	b	156.7	b
Sale of reserves in place	(0.3)		—		—		(2.4)
Discoveries and extensions	5.2		7.7		0.1		3.1
Production	(9.9)		(0.3)		(2.9)		(78.8)

End of Year 2012	108.7		11.8		18.0		510.2
Revisions of previous estimates (including infill drilling & improved recovery)	4.6		(0.1)		2.9		107.8	d
Purchase of reserves in place	0.3		—		0.1		1.3
Sale of reserves in place	(28.7)	e	—		(1.3)		(60.4)	e
Discoveries and extensions	2.8		58.1	c	0.5		8.3
Production	(9.8)		(0.6)		(2.8)		(72.2)

End of Year 2013	77.9		69.2		17.4		495.0

2.
Please expand your disclosure to provide an appropriate explanation of the significant changes as they relate to the line item entries in the reconciliation of your proved reserves for the periods ending December 31, 2012 and 2013. Refer to the presentation requirements for reserve quantity information under FASB ASC paragraph 932-235-50-5.

Footnote disclosure similar to the following will be added to the table noted in 1. above:

“Notes Re Significant Changes:

(a)	Primarily due to the lower constant gas price used for reserve evaluation at December 31, 2012.

(b)
On May 31, 2012, we completed the acquisition of NAL Energy Corporation described more fully under “Pengrowth Energy Corporation - General Development of the Business – Three Year Historical Overview” on page 7 of Exhibit 99.1, Pengrowth’s Annual Information Form, to our Form 40-F dated February 28, 2014.

(c)
Entirely due to ongoing work at our Lindbergh oil sands development as described more fully under “Lindbergh Oil Sands Reserves and Contingent Resources” on pages 23 and 24 of Exhibit 99.1, Pengrowth’s Annual Information Form, to our Form 40-F dated February 28, 2014.

(d)	Primarily due to the higher constant gas price used for reserve evaluation at December 31, 2013.

(e)
Due to our non-core asset disposition program as described more fully under “Acquisitions and Divestitures” on page 20 of Exhibit 99.1 Pengrowth’s Annual Information Form, to our Form 40-F dated February 28, 2014.

3.
Please expand your disclosure to provide the net quantities of your proved undeveloped reserves for each of the periods presented. Refer to the presentation requirements for reserve quantity information under FASB ASC paragraph 932-235-50-4.

A table similar to the following, which has been prepared as of December 31, 2013, would be added beneath the table described in 1. above:

Net Proved Undeveloped Reserves After Royalty
End of year 2010	13.8	—	0.7	65.2
End of year 2011	15.9	2.6	1.2	65.3
End of year 2012	21.8	10.2	1.2	47.1
End of year 2013	17.2	68.0	1.0	64.3

4.
We note that you present your future production and development costs as a single line item entry in table that sets forth the standardized measure of discounted future net cash flows. FASB ASC paragraph 932-235-50-31(b) requires that “if estimated development expenditures are significant, they shall be presented separately from estimated production costs.” Please advise or revise your aggregated presentation of these costs.

The table under “Standardized Measure of Discounted Future Cash Flows Relating to Proved Oil and Gas Reserves” would be revised to break-out production costs and development costs as separate line items similar to the following which has been prepared as of December 31, 2013:

(millions of dollars)	2013	2012

Future cash inflows	$16,455	$14,528
Future costs
- Future production costs	(8,921)	(7,808)
- Future developments costs	(1,768)	(936)
- Future income taxes	(397)	(191)
Future net cash flows	$5,369	$5,593
Deduct: 10% annual discount factor	(2,417)	(2,312)
Standardized measure of discounted future net cash flows	$2,952	$3,281

As requested, we also acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require anything further, please do not hesitate to contact me.

Yours truly,
Pengrowth Energy Corporation

/s/ Christopher G. Webster

Christopher G. Webster
Chief Financial Officer

CW/ADG/sg

cc.           John Hodgin, Petroleum Engineer